SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
Michael S. Weiss                                   Monica C. Lord, Esq.
Paramount Capital Asset                            Kramer Levin
   Management, Inc.                                  Naftalis & Frankel LLP
787 Seventh Avenue                                 919 Third Avenue
New York, NY 10019                                 New York, NY  10022
(212) 554-4372                                     (212) 715-9100

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   |-|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages


--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 2 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paramount Capital Asset Management, Inc.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|

-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    18,147,718
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    18,147,718
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,147,718
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              71.1% (47.5% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              CO
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer.  As of December 10, 1998,  Paramount Capital
Asset Management,  Inc. may be deemed beneficially to own (within the meaning of
Rule 13d-3 under the  Securities  Exchange Act of 1934, as amended) 47.5% of the aggregate  voting  power  of the  Common  Stock  and  Series D  Preferred  Stock
outstanding.




--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 3 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aries Domestic Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|

-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    6,019,802
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    6,019,802
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,019,802
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              40.2% (18.3% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              PN
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer.  As of December 10, 1998, the Aries Domestic
Fund,  L.P. may be deemed  beneficially to own (within the meaning of Rule 13d-3 under the  Securities  Exchange Act of 1934, as amended)  18.3% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.






--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 4 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Aries Trust
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    12,127,915
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    12,127,915
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,127,915
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              60.6% (34.2% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON* OO (see Item 2)
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer. As of December 10, 1998, The Aries Trust may
be deemed  beneficially  to own  (within  the  meaning of Rule  13d-3  under the
Securities Exchange Act of 1934, as amended) 34.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 5 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            2,866,393 **
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    18,147,718
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    2,866,393**
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    18,147,718
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,014,111**
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              74.0% (51.2% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of  stockholders  of the  Issuer.  As of  December  10,  1998,  Lindsay  A.
Rosenwald,  M.D. may be deemed  beneficially  to own (within the meaning of Rule
13d-3  under the  Securities  Exchange  Act of 1934,  as  amended)  51.2% of the aggregate  voting  power  of the  Common  Stock  and  Series D  Preferred  Stock
outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 6 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Hawkins Group, LLC
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     [x]
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    526,737
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    526,737
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              526,737
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.3% (1.7% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON* OO (See Item 2)
-----------------------------------------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 10, 1998, Mr. Michael S.
Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1.7% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 7 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mr. Michael S. Weiss
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     [x]
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            148,327
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ------------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    526,737
                                     ------------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    148,327
                                     ------------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    526,737
-------------------------------------------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              675,064
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%(2.2% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
-----------------------------------------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 10, 1998, Mr. Michael S.
Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.



                                  SCHEDULE 13D

               This Amendment No. 10 amends and supplements the following items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date (the "Schedule").

Item 3. Source and Amount of Funds or Other Consideration

               The information contained in Item 3 to the Schedule is hereby amended by adding the following:

               Between November 23 and December 10, Aries Trust and Aries Domestic used their respective general funds to purchase 287,206 and 88,600 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market.

                    Aries Trust made the following purchases:

Date                  No. of Shares                Sales Price
----                  -------------                -----------

11/23/98               18,800                      $1.000
11/25/98                9,500                      $1.212
11/30/98               14,800                      $1.250
11/30/98                9,500                      $1.313
12/02/98               29,500                      $1.215
12/02/98               29,500                      $1.246
12/03/98               29,500                      $1.246
12/04/98               29,500                      $1.281
12/07/98               33,300                      $1.267
12/08/98               33,300                      $1.233
12/09/98               33,300                      $1.243
12/10/98               16,700                      $1.271

                  Aries Domestic made the following purchases:

Date                  No. of Shares                Sales Price
----                  -------------                -----------

11/23/98               6,500                       $1.000
11/25/98               3,300                       $1.212
11/30/98               5,100                       $1.250
11/30/98               3,300                       $1.313
12/02/98              10,300                       $1.215
12/02/98              10,300                       $1.246
12/03/98              10,300                       $1.246
12/04/98              10,300                       $1.281
12/07/98              11,700                       $1.267
12/09/98              11,700                       $1.243
12/10/98               5,800                       $1.271



                               Page 8 of 11 Pages

        In addition, on December 2, 1998, Aries Trust and Aries Domestic purchased an aggregate of 40,000 shares of Series A Preferred Stock in a private placement pursuant to the Letter Agreement attached hereto as Exhibit AE. Aries Trust used $190,443.75 of its general funds to acquire 30,000 shares of Series A Preferred Stock, which are convertible into 217,654 shares of Common Stock and Aries Domestic used $63,481.25 of its general funds to acquire 10,000 shares of Series A Preferred Stock, which are convertible into 72,551 shares of Common Stock.

               The Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Mr. Weiss, Hawkins and the Aries Reporting Persons each disclaim beneficial ownership of the securities held by each other.

Item 5. Interest in Securities of Issuer.

        The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

               (a) As of December 10, 1998: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 21,014,111 shares or 74.0% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 18,147,718 shares or 71.1% of the Issuer's Common Stock; and Mr. Weiss, as Managing Member of Hawkins and as the holder of securities of the Issuer, may be deemed to beneficially own 675,064 shares or 6.7% of the Issuer's Common Stock. Aries Domestic, Aries Trust and Hawkins may be deemed beneficially to own the following numbers of shares of Common Stock:

                    Aries Domestic                        6,019,802
                    Aries Trust                          12,127,915
                    Hawkins                                 526,737

                    Pursuant  to Rule  13d-4  promulgated  under the  Securities
                    Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons, Mr. Weiss and Hawkins each disclaim beneficial ownership of the securities held by each other.

                    The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 10, 1998, Dr. Rosenwald, Paramount Capital and Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 51.2%, 47.5% and 34.2%, respectively,



                               Page 9 of 11 Pages
                    of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss and Hawkins share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Hawkins. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

               (c) Other than certain of the open market and private placement purchases of Common Stock reported in Item 3, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

               (d)&(e)       Not applicable.


Item 7. Material to be Filed as Exhibits.

        The information contained in Item 7 to the Schedule is hereby amended by adding the following:

        Exhibit AE:   Letter  Agreement  between Aries  Domestic,  Aries Trust
                      and Froley Revy Investment Co. Inc.


                               Page 10 of 11 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  December 11, 1998
        New York, NY             By:  /s/ Lindsay A. Rosenwald
                                     ---------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                             General Partner

Dated:  December 11, 1998
        New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                         Investment Manager

Dated:  December 11, 1998
        New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


Dated:  December 11, 1998
        New York, NY             /s/ Lindsay A. Rosenwald
                                 -------------------------------------
                                            Lindsay A. Rosenwald, M.D.


Dated:  December 11, 1998
        New York, NY             /s/ Michael S. Weiss
                                 -------------------------------------
                                            Mr. Michael S. Weiss


                                 HAWKINS GROUP, LLC

Dated:  December 11, 1998
        New York, NY         By:     /s/ Michael S. Weiss
                                     ---------------------------------
                                            Mr. Michael S. Weiss
                                            Managing member


                               Page 11 of 11 Pages

                                                                     EXHIBIT AE
                                                                     ----------

                                October 13, 1998


VIA FACSIMILE (310) 824-4235
----------------------------

Froley Revy Investment Co. Inc.
10900 Wilshire Boulevard
Suite 900
Los Angeles, CA 90024
ATTN: Lilly Yu

                      Re:  Letter Agreement
                           ----------------

        This letter agreement (the "Agreement") sets forth the entire understanding among The Aries Master Fund, a Cayman Island exempted company (the "Master Fund"), the Aries Domestic Fund, L.P., a Delaware limited partnership (the "Partnership", and collectively with the Master Fund, the "Funds" or the "Purchasers") Froley Revy Investment Co. Inc. (the "Advisor") and the Sellers listed on Exhibit A hereto (each of which is herein referred to as a "Seller") (the "Seller") with respect to the purchase of an aggregate of 40,000 shares of Series A Preferred Stock (the "Shares") of Genta Incorporated (the "Company") (together with any and all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital, Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this Agreement)) by the Funds from the Sellers:

Purchasers:

                          The Aries Master Fund, a Cayman Island exempted company

                          The Aries Domestic Fund, L.P., a Delaware limited partnership

                          The allocation as between the Master Fund and the Partnership is set forth on Schedule A attached hereto.

Aggregate Price:          $253,925.00

Transaction:              Subject to the terms and  conditions set forth herein,
                          the Seller  hereby  agrees to sell and transfer to the
                          Purchasers,   and  the  Purchasers   hereby  agree  to
                          purchase from the Seller in the amounts set forth on Exhibit A hereto, the Shares (together with any and all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital,
                          Inc., Paramount Capital Asset

                          Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this agreement)) at the Closing (as defined below) for the Aggregate Price set forth above. At such Closing, the Seller, or its nominee, will deliver to the Funds certificates for the Shares with duly endorsed stock powers, against payment of the purchase price therefor by the Funds, by wire transfer to the Seller.

Closing: The Closing shall take place on the date hereof or at such other time and place as mutually agreed to by the parties.

Conditions to
Purchasers' Obligations:  The  obligation of the  Purchasers to purchase and pay for the Shares at the Closing is subject to the satisfaction on or prior to the date of the Closing of the following conditions, which may only be waived by written consent of the Purchasers:

                          (a) all of the representations and warranties of the Seller contained in this Agreement shall be true and correct at and as of the date of the Closing with the same effect as if made on the date of the Closing, except to the extent of changes caused by the transactions contemplated hereby;

                          (b) all of the covenants and agreements of the Seller contained in this Agreement and required to be performed on or prior to the date of the Closing shall have been performed in a manner satisfactory in all respects to the Purchasers;

                          (c) no action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

                          (d) the Purchasers shall have received such certificates, assignments of rights and such other documents and instruments as the Purchasers may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

Conditions to Seller's
Obligations:              The  obligation  of the  Seller to sell the  Shares to
                          Purchasers as set forth herein at the Closing is subject to the satisfaction on or prior to the date of the Closing of the following conditions, any of which may be waived by the Seller:

                          (a) all of the covenants and agreements of the Purchasers contained in this Agreement and required to be performed on or prior to the date of the Closing shall have been performed in a manner satisfactory in all respects to the Sellers;

                          (b) the representations and warranties of the Purchasers contained in this Agreement shall be true and correct at and as of the date of the Closing with the same effect as if made on the date of the Closing, except to the extent of changes caused by the transactions contemplated hereby; and

                          (c) no action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

Sellers' Representations
and Warranties:           Each Seller represents and warranties to the Purchaser
                          acquiring its shares hereunder as follows:

                          (a) the Seller has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement;

                          (b) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Seller's charter or by-laws, or (ii) conflict with, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Seller is a party or by which the Seller is bound or to which any of its assets is subject;

                          (c) the Seller has no obligation to pay any fees or commissions to any broker, finder, agent, financial person or other intermediary with respect to the transactions contemplated by this Agreement for which the Purchasers could become liable;

                          (d) the Seller is the holder of record of, and beneficially owns, the Shares free and clear of any restrictions on transfer (other than any restrictions under the Act (as defined below), and state securities laws), taxes, security interests, warrants, options, purchase rights, contracts, commitments, equities, claims and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer or otherwise dispose of any capital stock of the Company (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company. All of the Shares are validly issued, fully paid and non-assessable;

                          (e) the rights assigned and transferred by the Seller to the Purchasers pursuant to this Agreement shall be, upon consummation of the Closing, enforceable against the Company by the Funds as assignee of Seller after the date of the Closing in accordance with the terms hereof.

Advisor's
Representations
and Warranties:           The Advisor  represents and warrants to the Purchasers
                          as follows:

                          (a) the Advisor has full power and authority to enter into this Agreement on behalf of the Sellers and to bind the Sellers to the obligations and agreements contained herein; and

                          (b) the Advisor has discretionary investment authority with respect to the Shares and has the full irrevocable power to act on the Seller's behalf in the place and stead of the Seller as true and lawful attorney in fact pursuant to appropriate legal documentation provided to the Purchasers.

The Purchasers'
Representations
and Warranties:           The Purchasers represent and warrant to the Sellers as
                          follows:

                          (a) the Purchasers have full power and authority to enter into this Agreement and to perform their obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of each of the Purchasers, enforceable in accordance with its terms and conditions. The Purchasers need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement;

                          (b) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Funds' certificate of limited partnership, partnership agreement, declaration of trust, trust agreement or other organizational document, or (ii) conflict with, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of the Purchasers is a party or by which any of the Purchasers is bound or to which any of its assets is subject;

                          (c) the Purchasers have no obligation to pay any fees or commissions to any broker, finder, agent, financial person or other intermediary with respect to the transactions contemplated by this Agreement for which the Seller could become liable;

                          (d) the Purchasers are not acquiring the Shares with a view to, or for, sale in connection with any distribution thereof within the meaning of the Act. Each of the Purchasers is acquiring the Shares to be purchased by it for its own account, beneficially and not as a nominee for or for the account of another. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"); and

                          (e) the Purchasers have received a copy of the Prospectus dated February 1, 1996 covering the resale of the Shares.

Additional Provision:     Each of the Sellers and the Advisor and its  personnel
                          responsible  for managing and  conducting  its affairs
                          (i) have been  afforded  an  opportunity  to make such
                          inquiry  regarding  the  business  and  affairs of the
                          Company  as they have  deemed  appropriate,  (ii) have
                          made a thorough  investigation of the prospects of the
                          Company,  (iii)  acknowledge  and understand  that the
                          Funds have  previously  made and retain a  substantial
                          investment  in the  Company,  and  may  have  superior
                          access  to  information   regarding  its  affairs  and
                          prospects which, if known to the Sellers, might be material to the Sellers decisions to enter into this Agreement, (iv) acknowledge and understand that the Funds may possess and may come into possession of certain information which is not known to the Sellers and the Advisor and which may be material to a decision to acquire and/or sell the Shares, and (v) have such knowledge and experience in financial and business matter to enable them to evaluate the merits and risks of the transactions contemplated by this Agreement.

Covenants of the
Seller:                  (a) Until closing, the Sellers shall take no action to
                          enforce their rights as Series A or common stockholders (i) under the Company's Amended and Restated Articles of Incorporation, (ii) pursuant to the Unit Purchase Agreement (as defined below) or
                          (iii) by contract, at common law, by statute, rule or regulation or otherwise at law or equity, with respect to the Shares (including any common stock into which the Shares are convertible).

                          (b) Along with the transfer of the Shares, the Seller hereby assigns to the Funds the following rights: (a) all rights of Seller under the September 23, 1993 Unit Purchase Agreement, pursuant to which the Seller purchased the Shares (the "Unit Purchase Agreement"), with respect to the Shares; (b) all rights of the Seller granted to the Seller under the Company's Amended and Restated Articles of Incorporation and/or bylaws with respect to the Shares; (c) all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital, Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this agreement)) and (d) any other rights of the Seller with respect to the Shares whether by contract, at common law, by statute, rule or regulation or otherwise at law or equity.

Non-solicitation:         Pending the Closing,  the Sellers shall not,  directly
                          or indirectly, through any officer, director, agent or otherwise, negotiate or discuss with any third party, any proposal with respect to a sale or any other transaction regarding the Shares or the shares of common stock underlying the Shares, other than to notify the Company of the Seller's intent to sell as required in the Unit Purchase Agreement.

Miscellaneous:            (a) All  representations,  warranties,  covenants  and
                          agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the date of the Closing and the consummation of the transactions contemplated hereby, regardless of any investigation made by any of the Purchasers or Sellers or on their behalf.

                          (b) The parties hereto shall not disclose to any party (other than their respective advisors) the content or the existence of this letter agreement or the transactions contemplated herein, except as may be required by law, until such time as a closing has occurred.

                          (c) The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New York without giving effect to principles of conflicts of law.

        This letter shall constitute the definitive agreement with respect to the purchase of the Shares and is intended to be binding upon the parties. If the foregoing accurately reflects your understanding of the definitive terms pursuant to which the Purchasers will acquire the above referenced Shares, please so indicate by signing this letter agreement on the space provided below and returning a facsimile copy of this letter to us at (212) 554-4355, whereupon this Agreement shall constitute a binding agreement among us.

                            Sincerely,

                            THE ARIES MASTER FUND

                            By:
                                    -------------------------------------------
                                    Lindsay A. Rosenwald, M.D., Chairman
                                    Paramount Capital Asset Management, Inc.
                                    Investment Advisor to The Aries Master Fund


                            ARIES DOMESTIC FUND, L.P.

                            By:
                                    -------------------------------------------
                                    Lindsay A. Rosenwald, M.D., President
                                    Paramount Capital Asset Management, Inc.
                                    General Partner, Aries Domestic Fund L.P.




AGREED TO AND ACCEPTED AS OF
THE DATE FIRST WRITTEN ABOVE:

Froley Revy Investment Co. Inc.
as agent and attorney-in-fact for the
Sellers listed on Exhibit A attached hereto

By: ____________________________
Name:
Title: